Versatel Telecom International N.V.
                                Hullenbergweg 101
                          1101 CL Amsterdam - Zuidoost
                                 The Netherlands

June 19, 2002


Paul M. Dudek
Barry Summer
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                       Versatel Telecom International N.V.
                Withdrawal of Registration Statement on Form F-4
                ------------------------------------------------


Dear Messrs Dudek and Summer:

                  Further to your conversation yesterday with our counsel, Shearman & Sterling, and in accordance with Rule 477 of the Securities Act of 1933, as amended, we hereby apply to withdraw our Registration Statement on Form F-4 (Registration Statement No. 333-71472) (the "Registration Statement"), which was last amended and filed with the Securities and Exchange Commission on March 28, 2002.

                  We wish to withdraw the Registration Statement because on June 19, 2002 we will be filing a petition with the United States Bankruptcy Court for the Southern District of New York under chapter 11 of title 11, United States Code and with the District Court of Amsterdam for a provisional moratorium of payment (surseance van betaling) under article 213 et seq. of the Faillissementswet, the Dutch Bankruptcy Code. No securities were sold in connection with the offering.

                              Very truly yours,

                              VERSATEL TELECOM INTERNATIONAL N.V.




                              By: /s/  Jan van Berne
                                  -------------------
                                Name:    Jan van Berne
                                Title:   General Counsel and Chief Development
                                         Officer


cc:    Kim Mazur, Division of Corporation Finance, Securities and
         Exchange Commission
       David Beveridge, Shearman & Sterling